Exhibit 11

North Fork Bancorporation, Inc.

COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
September 30, 2004
(unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
(in thousands, except per share amounts)	2004	2003	2004	2003
Net Income	$119,728	$94,330	$331,244	$293,982
Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	168,098	148,853	158,192	151,879
Weighted Average Common Equivalent Shares	2,216	1,657	2,456	1,584

Weighted Average Common and Common Equivalent Shares	170,314	150,510	160,648	153,463

Net Income per Common Share – Basic	$.71	$.63	$2.09	$1.94
Net Income per Common and Common Equivalent Share — Diluted	$.70	$.63	$2.06	$1.92
Pro Forma Common and Common Equivalent Shares (3-for-2 post split basis)
Weighted Average Common Shares Outstanding	252,147	223,280	237,288	227,819
Weighted Average Common Equivalent Shares	3,324	2,485	3,684	2,376

Weighted Average Common and Common Equivalent Shares	255,471	225,765	240,972	230,195

Net Income per Common Share – Basic	$.47	$.42	$1.40	$1.29
Net Income per Common and Common Equivalent Share — Diluted	$.47	$.42	$1.37	$1.28

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